Mercato Partners Acquisition Corporation

2750 E. Cottonwood Parkway, Suite #500

Cottonwood Heights, Utah 84121

May 2, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:		Melissa Kindelan

	Re:	Mercato Partners Acquisition Corporation Form 10-K for the Fiscal Year Ended December 31, 2022 Filed April 4, 2023 File No. 001-41017

To the addressee set forth above:

Mercato Partners Acquisition Corporation (the “Company,” “we,” “us” and “our”) submits this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated April 24, 2023, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed on April 4, 2023 (the “Annual Report”). For your convenience, we have set forth the Staff’s comment in bold and italics and the Company’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibits 31.1 and 31.2

1.

Please revise to include paragraph 4(b) as required by Section 302 of the Sarbanes-Oxley Act. The same revision should be made in Exhibit 31.2. Refer to Item 601(b)(31) of Regulation S-K and Section 246.13 of the Regulation S-K C&DIs.

The Company acknowledges the Staff’s comment and has filed Amendment No. 1 to the Annual Report to include in the certifications provided in Exhibits 31.1 and 31.2 the language of revised paragraph 4(b) referring to internal control over financial reporting.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact me at (801) 220-0055.

Thank you for your assistance in this matter.

Very truly yours,

MERCATO PARTNERS ACQUISITION CORPORATION

By:	/s/ Scott Klossner
Scott Klossner
Chief Financial Officer

cc:	Securities and Exchange Commission

Kathleen Collins

Latham & Watkins LLP

Drew Capurro